Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of December 2003

                         Commission File Number 0-15742

                            UNITED BUSINESS MEDIA PLC
                              (name of registrant)

                                  Ludgate House
                              245 Blackfriars Road
                                 London SE1 9UY
                                 United Kingdom
                    (address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F ___X___                           Form 40-F _______
                               -

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -------

         Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     -------

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

                  Yes _______                                 No ___X___
                                                                    -

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______



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                            UNITED BUSINESS MEDIA PLC

Form 6-K Items


1. Press Release dated December 18, 2003.

2. Press Release dated December 18, 2003.







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                                    Signature

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNITED BUSINESS MEDIA PLC


Dated: December 24, 2003                    By: /s/Ann C. Siddell
                                                ------------------------------
                                                Name: Anne C. Siddell
                                                Title: Group Company Secretary




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                                                                          ITEM 1

                                                               December 18, 2003

                 United Business Media Pre-close Season Update*
                            2003 Second Half Trading

           Revenue Growth and Further Operating Efficiencies Achieved

    SUMMARY

    UBM has continued to make good progress in the second half of 2003. In particular publications and exhibitions have generally delivered better than expected performances. Trading conditions in the US have improved and there has been a greater than expected recovery in Asia which was hit by SARS in the first half. Overall second half revenue should be ahead of last year despite the weakness of the dollar.

    UBM is delivering year on year improvements in overall operating margin. The group expects the second half margin to be above the 12.2 per cent achieved in the first half; well ahead of the 10 per cent target for 2003.

    In the second half of 2003 the year on year dollar revenue trend at CMP Media has turned positive. CMP Asia has had a strong recovery post SARS and is achieving both revenue and operating profit above the levels of the second half of 2002. The UK publishing and events businesses both continue to perform strongly. PR Newswire's core US business has been maintaining year on year yield levels, with message volumes also broadly in line with the same period last year. NOP World is continuing to improve year on year revenue and operating margin.

    UBM remains strongly cash generative and is net cash positive after having invested over 100m pounds sterling on acquisitions in 2003. The integration of the acquisitions at CMPi, CMP Media and UAP is proceeding well.

    OPERATING HIGHLIGHTS

    PROFESSIONAL MEDIA

    CMP Media

    Technology advertising page volume trends continued to improve and yields are ahead. Exhibitions and online also made important positive contributions to CMP Media's second half year on year growth. Healthcare revenue growth was very strong and will be further boosted by the acquisition of The Oncology Group and Cliggott Publishing.

    CMP Asia

    The post SARS recovery has been quicker than expected, with revenue running ahead of last year. Exhibitions in China and Japan also performed well. Much of the SARS related profit shortfall has been mitigated by a 3.8m pounds insurance payment.

    CMP Information

    Exhibitions in Europe performed strongly. Overall operating margins continue to show significant progress over the prior year, with operating profit likely to be ahead of the first half of 2003. The post acquisition integration of leading construction and design titles is progressing well - these include The Builder Group, The Barbour Index, Property Week and The Interior Design Handbook.

    UAP

    Improved operating efficiencies and an increase in profit of the AutoExchange titles should deliver second half margin levels above those achieved in 2002. The integration of This Caring Business is on track.

    NEWS DISTRIBUTION - PR Newswire

    Overall US message volumes and yields have been running in line with the second half of last year, with modest growth in volumes and yields since the beginning of November. Further reductions have been achieved in operating costs. Margins in the second half will however be negatively impacted by approximately 2m pounds of restructuring charges.

    MARKET RESEARCH - NOP World

    NOP World is achieving year on year margin gains despite absorbing the costs associated with the current restructuring programme and organic investments. The syndicated businesses in the US are performing well. Healthcare and custom research are improving.

    ORGANIC INVESTMENT

    Investment in organic growth initiatives continues across all of UBM's businesses.

    five

    five continues to perform well, delivering further improvements in advertising share and in operating profit.

* UBM is scheduled to announce its preliminary results for 2003 on 27 February 2004. This announcement is the routine update prior to entering the January and February close season associated with the preliminary results.

    This press release includes statements which are not historical facts and are considered "forward-looking" within the meaning of Section 27 of the Securities Act of 1933, as amended. These forward-looking statements reflect UBM's current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as "believe," "expect," "plan," "anticipate," "on target" and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM's expectations. UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

                                                                          ITEM 2

                                                               December 18, 2003

                  United Business Media Acquisition of Eurisko,
               Italy's Largest Independent Market Research Company

     United Business Media today announced the acquisition of Eurisko, the leading independent market research company in Italy, for EUR33m. Eurisko's success has been driven by a range of market leading syndicated and custom research products and consulting services.

    Eurisko and NOP World share leading positions in the automotive, financial services, healthcare and media sectors in their respective geographies. Through Eurisko, NOP World can now market its key products directly into Italy and can offer a wider geographical presence to its multinational clients.

   In 2002 Eurisko had revenues of EUR28m and EBIT of EUR4.0m. The purchase price represents 1.2 times revenue and 8.3 times EBIT.

    Clive Hollick CEO of United Business Media said:

    "Eurisko is attractive strategically, financially and geographically. It complements NOP World's existing sector strengths and gives NOP World a leading presence in one of the major European markets."

    Simon Chadwick CEO of NOP World said:

    "We are pleased to welcome this fast growing business into NOP World. This acquisition gives NOP World an important position both in the Italian market and in continental Europe, providing a platform to export key NOP products - such as LifeMatrix, Allison-Fisher, AIP and FRS - throughout Europe and in 'Sinottica' NOP World is acquiring a major new syndicated product."

    Remo Lucchi, CEO of Eurisko said:

    "Within NOP World, Eurisko now has new products and resources to further strengthen its leadership in Italy and a worldwide network with which we can best meet the international research needs of our clients."

    Notes:

    Eurisko. (http://www.eurisko.it) Founded in 1972, Eurisko conducts qualitative and quantitative consumer based surveys, also B2B and panel research. Eurisko is primarily a high-end, added value research firm. Eurisko is headquartered in Milan, it also has offices in Rome and it operates in the main capitals of Europe and in the USA.

    Sinottica is Italy's leading single source research programme serving the media and major advertisers. Sinottica describes in detail attitudes and behaviors of Italian consumers, including product, brand and media usage, lifestyle trends and values.

    Stp (Sinottica Advertising Tracking) This unit provides a tracking service for the effectiveness of advertising campaigns. It is based on the use of an innovative proprietary methodology.

    NOP World. Bringing together some of the most renowned US and European research firms in a unified global network, NOP World is the largest business-to-business research agency in Europe and a top-ten market research power worldwide. Headquartered in New York, NOP World provides focused market intelligence, syndicated and ad hoc primary research and consulting support across key industries, including automotive, consumer, healthcare, financial services, technology and media.

    United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive and financial services industries. UBM offers services in market research, consultancy, news distribution, publishing and events to customers across the globe. Its brands include NOP World, one of the largest market research groups globally; PR Newswire, the world's leading corporate news distribution service and CMP, the B2B media and exhibition group operating in high-tech, healthcare, property, entertainment jewellery & fashion in the US, UK, Asia and Europe.

    This press release includes statements which are not historical facts and are considered "forward-looking" within the meaning of Section 27 of the Securities Act of 1933, as amended. These forward-looking statements reflect UBM's current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as "believe," "expect," "plan," "anticipate," "on target" and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM's expectations. UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.